China Gerui Advanced Materials Group Limited
Announces First Quarter 2013 Results

ZHENGZHOU, China – May 30, 2013 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced its unaudited financial results for the three months ended March 31, 2013.

Mr. Mingwang Lu, Chairman and Chief Executive Officer, commented, “First quarter revenues reflected the weakness in demand for steel and the lowest number of operating days in the year due to both the calendar New Year and Chinese New Year holidays. Our first quarter results are indicative of the ongoing weak domestic demand for steel, the over-capacity of China steel production and intense pricing pressures. Raw materials costs in the 2013 first quarter remained above the level in last year's same quarter and we were unable to pass the higher cost on to our customers due to the competitive environment. While customers remain price sensitive, we continued with our current marketing model to avoid selling our steel based primarily on price, but rather we sold our products based on our reputation for high-quality, precision cold-rolled steel and our close customer relationships. During the first quarter we achieved two important production highlights to expand our product portfolio as both our wide-strip production lines are now operating at commercial production rates and the newly launched laminated steel line started trial production, so we can offer a wider range of cold-rolled steel to our customers that many smaller competitors cannot duplicate. With these new capabilities, we are now better positioned to serve our current customers by providing them with domestically manufactured products to potentially replace imports of similar products. Our new products also carry higher gross margins to enhance our operating profitability when sales ramp up. We believe with the new installment of central government leadership, the Chinese economy may begin to grow faster in the second half of 2013 and we are well positioned in our industry segment to gain from any strengthening of domestic demand for high-quality, cold rolled steel.

"We are optimistic that global markets represent strong growth opportunities for our growing line of specialized steel products. During the first quarter of 2013, we began making regular shipments of chromium-plated steel to three international customers for our high-end and narrow-strip steel. Based on current order levels, these three international customers represent an estimated demand for approximately 3,000 tons annually of this higher-margin product. Three additional potential customers, including one in the U.S., began trials to test our steel products during the first quarter as well. To help us quickly take advantage of these global opportunities, we retained Cambelle-Inland, an investment firm led by Craig T. Bouchard, to help strategically plan our expansion into the global markets. Mr. Bouchard has a track record of success in building companies in steel and related industries. We look forward to becoming a larger company and a global supplier through both organic growth and accretive acquisitions to build greater value for shareholders," Mr. Lu concluded.

First Quarter 2013 Results

Revenue decreased 33.6% to $45.6 million in the first quarter of 2013 from $68.7 million in the first quarter of 2012. The decrease in revenue was primarily due to a 18.4% decrease in the Company’s average selling price to $733 per ton for the first quarter of 2013 as compared to an average selling price of $898 for the first quarter of 2012 as well as an 18.6% decrease in sales volume to approximately 62,240 tons for the first quarter of 2013 as compared to approximately 76,500 tons for the same quarter of 2012.

Gross profit decreased 75.8% to $5.2 million in the first quarter of 2013 from $21.5 million in the same quarter of 2012. Gross margin was 11.4% in the first quarter of 2013 compared to 31.3% in the first quarter of 2012, but was higher than the 10.7% of the fourth quarter of 2012. The decrease in gross margin compared with a year ago was due to lower sales as the economic slowdown in China continued and domestic consumption declined in the first quarter of 2013. The resulting reduction in steel demand continued to drive the severe competition and pricing pressures currently in the marketplace during the quarter. Raw material prices in the first quarter of 2013 were higher than in the same quarter last year, but were slightly lower than at the end of 2012.

Operating income decreased 89.1% to $2.1 million in the first quarter of 2013, from operating income of $19.0 million for the first quarter of 2012. The decrease in operating income in the first quarter of 2013 was primarily due to a 75.8% decrease in gross profit and higher operating expenses as compared to the first quarter of 2012. Non-GAAP operating income excluding one-time, stock-based compensation expense of $32,891, was $2.1 million.*

Net loss was $0.10 million in the first quarter of 2013, or nil per fully diluted share, including the impact of a one-time, stock-based compensation expense of $32,891, compared to a net profit of $14.0 million, or $0.24 per share in the first quarter of 2012.

Non-GAAP adjusted EBITDA was $5.1 million in the first quarter of 2013, or 11.1% of revenue, compared to $22.0 million, or 32.0% of revenue, in the first quarter of 2012. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization, and a one-time, stock-based compensation expense incurred in the first quarter of fiscal year 2013.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition

As of March 31, 2013, the Company had $234.2 million in unrestricted cash, $21.4 million in current certificates of deposit, and an additional $144.7 million in restricted cash, as compared to $228.9 million in unrestricted cash, $16.4 million in current certificates of deposit and an additional $145.4 million in restricted cash as of December 31, 2012. The Company’s short-term debt consisted of notes payable and term loans that totaled $328.5 million at March 31, 2013, compared to $317.0 million as of December 31, 2012. The Company has no long-term liabilities. Shareholders’ equity was $331.1 million at March 31, 2013 as compared to $330.1 million as of December 31, 2012. Net cash provided by operating activities for the three months ended March 31, 2013 was $3.9 million compared with $6.5 million in the first quarter of 2012, but above the $2.1 million used in the year ended December 31, 2012.

Recent Developments

In January 2013, China Gerui announced the introduction of a new laminated steel processing line at its existing production facilities in Zhengzhou, China. The new laminated steel processing production line is estimated to begin commercial production in the second quarter of 2013. The new laminated production line will utilize the Company's cold-rolled steel as a raw material to produce a specialized steel material that will be primarily marketed to the industries of food and beverage packaging, electrical appliances, and construction and decoration. These markets are expected to experience continued growth stimulated by rising domestic consumption within the next few years. The new laminated production line is designed to produce up to 30,000 tons per year of laminated steel sheets, although there is room for further capacity expansion pending market demand. The new laminated steel adds to the Company's growing line of high-end steel products to satisfy the specialized steel needs of current customers and to reach new customers as well as distinguishing China Gerui within its steel segment.

In April 2013, China Gerui announced it has captured three international customers placing regular commercial orders for its high-end and narrow-strip steel. Two customers are located in India and one customer is located in Turkey. The products purchased were both wide- and narrow-strip high-precision, chromium-plated, cold-rolled strip steel. Total orders could reach 3,000 tons based on current order rates. Three additional potential customers are currently engaged in trials with China Gerui's specialized steel products in three other countries, including the U.S.

In May 2013, China Gerui engaged Cambelle-Inland LLC, a company founded by Craig T. Bouchard to advise it on strategic planning and expansion in North America and around the world. Mr. Bouchard is an investor of China Gerui and he has expertise in building steel operations, especially through acquisitions. China Gerui is seeking accretive acquisitions to increase its market share domestically and to globalize the Company's operations over time.

Since the launch of the share repurchase program in April 2011, as of March 30, 2013 the Company repurchased a total of 1,971,929 ordinary shares at an average price of $3.08 per share for a total repurchase price of approximately $6.1 million.

2013 Financial Guidance

Given current market conditions and the volatility of raw material costs, the Company is reiterating full year 2013 revenue guidance in the range of $280 million to $290 million. The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Industry and Business Update

The Chinese economy is going through a challenging transition from high growth a few years ago to normalized, lower long-term growth rates. China’s GDP growth rate was 7.7% in the first quarter of 2013, below the 8.1% in the year ago quarter and the 7.9% in the fourth quarter of 2012 according to the National Bureau of Statistics. Domestic consumption of goods declined in the first quarter of 2013 as well. While most economies would be pleased to grow by 7.7%, this slower growth rate is causing serious disruptions in China's industrial output. The Company believes growth below 8.0% creates an unhealthy competitive environment within China. A four trillion RMB stimulus plan is being implemented by the central government to boost economic growth and domestic consumption. With this stimulus, economic activity may begin to rebound in the second half of 2013, thereby potentially creating an increase in demand for domestic steel products.

In April 2013, the China Iron & Steel Association issued a warning and an appeal for steel companies to restrict their expansion. It was noted that approximately one-third of all Chinese steel companies reported a loss for the first quarter of 2013 due to ongoing over capacity and poor margins. Additionally, the new central government leadership has identified several important industries that need to be restructured, including the steel industry. This program's goal is to reduce over capacity to create a better demand and supply balance for a healthier steel industry in the long run. Smaller steel companies may be forced to merge, be absorbed or cease operations under this new policy. China Gerui could be a beneficiary through greater transaction opportunities and fewer competitors over time.

During the first quarter of 2013, despite the Company’s cost-plus pricing model, selling prices were reduced to be competitive and preserve current production levels. Production has been maintained at current levels to avoid creating an aggressive pricing environment with lower-grade, cold-rolled steel producers or larger-scale steel producers. Pricing concessions have been difficult to reverse with current market conditions. However, China Gerui believes that with its leading industry position, concessions can be reversed and prices enhanced as market conditions improve over time.

The Company believes that utilization of its wide- and narrow-strip cold-rolled steel capacity was 68%-72% compared with approximately 75%-80% during the fourth quarter of 2012. The Company's utilization of its chromium-plating production lines was approximately 62% compared to 60% during the fourth quarter of 2012. Chromium-plating utilization is expected to rise as the production line is operating at commercial run rates and a major customer is re-organizing its production operations to incorporate chromium-plated steel.

“We are committed to building China Gerui into a global player in the steel industry by offering a more comprehensive product mix to develop a larger, more diversified domestic and international customer base. The Company's new steel products are differentiating us from many of our smaller competitors, and our new products are expected to aide our gross margin by creating opportunities in higher-margin, specialized steel segments. In addition, we continue to enhance our production efficiency to position China Gerui to compete in this challenging competitive domestic environment and to be poised to benefit from a rebound in the steel market,” Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 9:00 am EDT (9:00 pm Beijing Time) on Thursday, May 30, 2013.

Listeners may access the call by dialing +1 (877) 407-8133 five to ten minutes prior to the scheduled conference call time.  International callers should dial +1 (201) 689-8040.

A replay of the conference call will be available for 14 days starting from 12:00 pm EDT on Thursday, May 30, 2013.

To access the replay, dial +1 (877) 660-6853.  International callers should dial at +1 (201) 612-7415.  The pass code is 415403.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Adjusted Financial Measures

This earnings release includes the use of non-GAAP operating income, non-GAAP net income, non-GAAP adjusted diluted earnings per share, and non-GAAP adjusted EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, U.S. GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP operating income, non-GAAP net income, non-GAAP adjusted diluted earnings per share, and non–GAAP adjusted EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time stock-based compensation expenses of $32,891 incurred in the first quarter of 2013. Non-GAAP operating income, non-GAAP net income and non-GAAP adjusted diluted earnings per share were calculated by excluding one-time, stock-based compensation expenses of $32,891 from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP adjusted EBITDA, non-GAAP operating income, non-GAAP net income, and non-GAAP adjusted diluted earnings per share may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers, with an emerging presence in international customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	IR Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow -

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS (IN US DOLLARS)
	(Unaudited)
	March 31, 2013	December 31, 2012
Assets
Current assets
Cash	$234,170,228	$228,861,009
Certificates of deposit	21,414,310	16,372,128
Restricted cash	144,738,114	145,413,726
Accounts receivable, net	2,584,570	2,276,153
Notes receivable	383,203	433,379
Inventories	25,940,939	22,762,545
Prepaid purchases	79,494,145	76,268,597
Prepaid expenses	680,010	382,569
Other receivables	1,042,119	2,270,073

Total current assets	510,447,638	495,040,179

Non-current assets
Property, plant and equipment, net	136,754,605	134,110,657
Land use right, net	13,587,742	13,625,738
Deposit on acquisition of business	24,151,478	24,076,660
Deposit on acquisition of property, plant and equipment	-	266,312
Other receivable	3,039,388	3,039,835
Certificates of deposit	3,220,197	3,210,221

Total non-current assets	180,753,410	178,329,423
Total assets	$691,201,048	$673,369,602
Liabilities and stockholders' equity
Current Liabilities
Accounts payable	$1,742,825	$2,279,246
Notes payable	267,598,377	259,546,395
Term loans	60,861,724	57,462,962
Land use right payable	1,423,724	1,419,314
Income tax payable	5,296,240	5,140,306
Customers deposits	17,278,171	11,635,999
Accrued liabilities and other payables	5,949,481	5,818,060
Total current liabilities	360,150,542	343,302,282
Total liabilities	360,150,542	343,302,282

Stockholders' equity
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 and 59,823,730 shares issued,
59,561,899 and 59,561,899 shares outstanding as of
March 31, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	5,011,589	4,978,698
Treasury stock, at cost, 261,831 and 261,831 shares,
as of March 31, 2013 and December 31, 2012, respectively	(414,063)	(414,063)
Retained earnings	163,180,972	163,276,046
Accumulated comprehensive income	22,853,890	21,808,521
Total stockholders' equity	331,050,506	330,067,320
Total liabilities and stockholders' equity	$691,201,048	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF (LOSS) / INCOME (UNAUDITED)
(IN US DOLLARS)
	For the Three Months Ended
	March 31,
	2013	2012

Revenue	$45,610,707	$68,689,567
Cost of revenue	(40,404,115)	(47,196,745)
Gross Profit	5,206,592	21,492,822
Operating expenses:
General and administrative expenses	(2,403,101)	(2,369,361)
Selling and marketing expenses	(734,347)	(107,086)
Total operating expenses	(3,137,448)	(2,476,447)
Operating income	2,069,144	19,016,375
Other income and (expense):
Interest income	1,236,539	626,251
Interest expenses	(3,359,531)	(1,030,917)
Sundry income	98,598	158,737
Income before income taxes	44,750	18,770,446
Income tax expense	(139,824)	(4,759,838)

Net (loss) / income	$(95,074)	$14,010,608
(Loss) / Earnings per share
- Basic	$0.00	$0.24

- Diluted	$0.00	$0.24
Weighted average common shares outstanding
- Basic	59,561,899	58,251,680
- Diluted	59,561,899	58,251,680

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)
	For The Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Net (loss) / income	(95,074)	$14,010,608
Adjustments to reconcile net (loss) income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	2,784,268	2,721,399
Amortization of land use right	83,651	82,552
Amortization of intangible asset	-	1,369
Stock-based compensation	32,891	-
Changes in assets and liabilities:
Accounts receivable, net	(301,047)	(1,599,415)
Notes receivable, net	51,473	567,805
Inventories	(3,104,610)	849,971
repaid expenses	(29,083)	(2,073,199)
Prepaid purchases	(2,985,613)	(19,297,574)
Other receivable	574,305	1,710,376
Accounts payable	(542,970)	9,077,091
Income tax payable	139,824	(1,824,460)
Customers deposit	5,600,513	3,476,175
Accrued liabilities and other payables	1,731,949	(1,163,678)
Net cash provided by operating activities	3,940,477	6,539,020

Cash flows from investing activities:
Cash paid for property, plant and equipment	(4,895,806)	(271,799)
Payment of purchases intangible asset	-	(16,435)
Advance to unrelated third parties	-	(3,174,754)
Repayment of advance to unrelated third parties	445,863	3,664,365
Repayment of advance from related party	213,629	-
Repayment of advance from unrelated third party	(1,608,519)	-
Investment in certificates of deposit	(4,986,408)	-
Changes in restricted cash	1,126,378	(6,049,159)
Net cash used in investing activities	(9,704,863)	(5,847,782)

Cash flows from financing activities:
Repayment of term loans	(9,651,112)	(1,587,377)
Proceeds from term loans	12,868,150	9,524,263
Proceeds from notes payable	165,516,576	124,132,895
Repayment of notes payable	(158,278,242)	(111,513,246)
Net cash provided by financing activities	10,455,372	20,556,535
Net increase in cash	4,690,986	21,247,773
Effect on change of exchange rates	618,233	(112,344)
Cash as of January 1	228,861,009	246,600,917
Cash as of March 31	$234,170,228	$267,736,346
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$3,358,533	$1,125,466
Income tax paid	-	$6,584,299

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)
(IN US DOLLARS)

	Non-GAAP Operating Income
	Three Months Ended Mar 31,
	2013	2012
Operating Income, GAAP amount per statement of income	2,069,144	19,016,375
Stock-based compensation	32,891	-
Non -GAAP Adjusted Operating Income	$2,102,035	$19,016,375

	Non-GAAP Net Income
	Three Months Ended Mar 31,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	(95,074)	14,010,608
Stock-based compensation	32,891	-
Adjusted amount	(62,183)	14,010,608
Weighted average shares – diluted	59,561,899	58,251,680
GAAP diluted (loss) / earnings per share	$0.00	$0.24
Non GAAP Adjusted diluted (loss) / earnings per share	$0.00	$0.24

	Non-GAAP Adjusted EBITDA
	Three Months Ended Mar 31,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	(95,074)	14,010,608
Stock-based compensation	32,891	-
Interest income	(1,236,539)	(626,251)
Interest expenses	3,359,531	1,030,917
Income tax expense	139,824	4,759,838
Depreciation of property, plant and equipment	2,784,268	2,721,399
Amortization of land use right	83,651	82,552
Non- GAAP Adjusted EBITDA	$5,068,552	$21,979,063